August 8, 2024

Jason Coloma, Ph.D.
Chief Executive Officer
Maze Therapeutics, Inc.
171 Oyster Point Blvd.
Suite 300
South San Francisco, CA 94080

       Re: Maze Therapeutics, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted July 31, 2024
           CIK 0001842295
Dear Jason Coloma Ph.D.:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
July 25, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1
Prospectus Summary
Our Pipeline, page 2

1. We note your response to comment 4 and reissue the comment. Please note that program targets constitute material information. To the extent that a program is material, all material information about the program should be disclosed. To the extent that there are several targets under consideration, please revise your disclosure to disclose them. Your additional disclosure on page 128 should be expanded to more specifically describe the work you have done to date, as opposed to focusing on aspirations and plans.
2. We note your response to comment 5 and re-issue in part. Please specify your ownership
 August 8, 2024
Page 2

       percentage with respect to Broadwing Bio. Additionally, file the joint venture agreement relating to Broadwing Bio as an exhibit to your registration statement. Our approach to precision medicine: Compass platform, page 4

3. We note your response to comment 11 and re-issue. Please further revise your disclosure to ensure the text and logos are legible in the graphic.
Exclusive License Agreement, page 94

4. We note your response to comment 16, including your disclosure of Shionogi reversion royalties on any sales of the Licensed Products in a range of mid-single digit to lower
       double-digit    royalties. Please provide a more defined range that does
not exceed ten
       percentage points.
Other Partnered Programs, page 128

5. We note your response to comment 15 and are continuing to consider whether these agreements are required to be filed pursuant to Item 601(b)(10) of Regulation S-K. Due to your lack of disclosure about the agreements, it is not possible for us to agree with your response. Regardless of the determination as to whether or not the agreement is required to be filed, a description of the material terms of the agreements is required. Please revise your registration statement to provide the following information for each of your agreements with Neurocrine Biosciences and Trace Neuroscience:
           Describe each parties' rights and obligations under the agreement; Provide quantified disclosure of all amounts paid and/or received to date;
           Provide quantified disclosure of all potential regulatory milestone payments;
           Provide quantified disclosure of potential sales based milestone payments, if any;
           Describe any royalty provisions, including the royalty rate within a ten point range and disclose when the royalty provisions expire; and Disclose the term and termination provisions.


Intellectual Property, page 133

6. We note your response to comment 25. Please provide the expiration dates and types of patents for your U.S. provisional patent applications and foreign patent applications disclosed on page 135.
       Please contact Sasha Parikh at 202-551-3627 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Jimmy McNamara at 202-551-7349 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                            Sincerely,
 August 8, 2024
Page 3

                    Division of Corporation Finance
                    Office of Life Sciences
cc:   Amanda Rose